Financial and Operating Highlights

		Three months ended June 30,			Six months ended June 30,
		2006	2005	% Change	2006	2005	% Change
Financial ($000s, except per share)
Total revenues, net of royalties		3,582	3,732	(4)	7,291	6,769	8
Funds from (used in) operations(1)		(121)	3,004	(104)	1,898	4,559	(58)
Per share – basic and diluted ($)		(0.01)	0.21	(105)	0.13	0.32	(59)
Net income (loss)		(1,657)	1,146	(245)	(1,722)	1,254	(237)
Per share – basic and diluted ($)		(0.11)	0.08	(238)	(0.12)	0.09	(233)
Capital expenditures, net		102	5,056	(98)	4,463	14,939	(70)
Working capital		21,892	24,658	(11)	21,892	24,658	(11)
Total assets		59,635	59,748	-	59,635	59,748	-
Shareholders’ equity		50,081	48,839	3	50,081	48,839	3
Shares outstanding (000s)		14,496	14,418	1	14,496	14,418	1
Weighted average shares outstanding (000s)
Basic		14,496	14,426	-	14,496	14,422	1
Diluted		14,496	14,528	-	14,496	14,497	-
Operational
Sales volumes
Natural gas	mcf/d	7,073	6,891	3	6,515	6,127	6
Oil and natural gas liquids	bbl/d	32	28	13	32	32	-
Combined (6:1)(2)	boe/d	1,210	1,176	3	1,118	1,053	6
Average sales prices
Natural gas	$/mcf	5.72	6.36	(10)	6.37	6.42	(1)
Oil and natural gas liquids	$/bbl	70.16	48.48	45	63.30	45.79	38
Combined	$/boe	35.24	38.44	(8)	38.87	38.77	-
Operating netback per boe	$/boe	19.75	23.24	(15)	23.45	23.19	1

 (1)

Funds from operations is a non-GAAP measure that does not have a standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other oil and gas companies.  We consider it an important measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment.

(2)

Barrels of oil equivalent, with natural gas converted at 6 mcf per barrel of oil equivalent.

Second quarter highlights

•

Board recommends shareholders accept the Canadian Oil Sands offer of US$13.10 per share

•

Production up due mainly to new production at Buick Creek and Mike/Hazel

•

Weaker financial results due to take-over defense costs

•

5% reserve revision due to commencement of formation water production at Kotaneelee L-38

•

3Q 2006 revenue will be significantly lower due to scheduled maintenance at Duke Fort Nelson Gas Plant

Canada Southern Petroleum Ltd.   |   1

Report to Shareholders

Presidents Letter to Shareholders

Hostile Take-over Defense

The second quarter of 2006 was one of the busiest and most important in many years for the Company and its shareholders.  The hostile take-over initiated by Petro-Canada on May 10 forced the Board to undertake an auction of the Company in order to attract offers to maximize shareholder value.  As reported in the Company’s numerous communications to shareholders since that date, a data room was opened on May 17 and many energy firms likely to be interested in the Company’s assets, including in particular our Arctic Islands resource, were invited to visit and receive management’s presentation.  Canadian Oil Sands’ all cash offer of US$13.10 per share made on July 12 is the highest bid that the Company received, and no superior bid has been made since that date.  Petro-Canada’s July 13 announcement that it had no intention of increasing its bid and would let its offer expire led the Board to conclude that a bid superior to Oil Sands’ is highly unlikely to surface.  The Board urges shareholders to tender to the Oil Sands bid prior to its expiry on at 12:00 am midnight (Los Angeles time) on August 18.

Operational Highlights

Financial

Net loss for the second quarter ended June 30, 2006 was $1.7 million (-$0.11 per share) on revenues of $3.6 million, compared to net income of $1.1 million (+$0.08 per share) on revenues of $3.7 million for the prior year comparative.  Net loss for the six months ended June 30, 2006 was $1.7 million (-$0.12 per share) as compared with a net income of $1.3 million (+$0.09 per share) in the comparable prior year period.

Funds from operations decreased by 104% to $121,000 (-$0.01 per share) from $3.0 million (+$0.21 per share), when comparing the second quarter of 2006 versus 2005.  Year to date funds from operations was $1.9 million (+$0.13 per share), down 58% from the $4.6 million (+$0.32 per share) experienced in the prior year comparative.

The decline in financial results this quarter was driven mainly by $1.6 million of general and administrative expense consumed in the defense against Petro-Canada’s hostile take-over offer.  Excluding the hostile take-over defense costs of $1.6 million, funds from operations would have been $1.8 million and $3.5 million for the respective quarter and year to date.

While current year production volumes were higher than the prior year comparatives, current year gas prices were 10% lower in the second quarter of 2006 as compared with the same period in 2005.

Notwithstanding the financial burdens of hostile take-over defense and lower gas prices, our Company has no debt and has $22 million in cash on the balance sheet at the end of the quarter.

Production

Production volumes for the second quarter averaged 1,210 boe/d, or 18% higher than the 1,024 boe/d experienced during the first quarter of this year.  The increase in production is mainly a result of the Buick Creek d-60-C well that was brought on production at the start of the second quarter and which is performing above expectations, averaging approximately 900 mcf/d.

Notwithstanding that the Kotaneelee L-38 well continued to produce at a steady gross production rate of approximately 17 mmcf/d with little water during its first year on-stream, during the second quarter the well has started to experience increasing water production and as a result, a decline in production.  It is possible that the increase in water production could continue to reduce the production capability of this well.  The Kotaneelee L-38 well continues to have significant value to the Company.

  2   |   Canada Southern Petroleum Ltd.

Reserves

Our independent reserves evaluator reduced Kotaneelee L-38 recoverable reserves by 565,600 mcf (94,200 boe)
due to the commencement of formation water production during the second quarter of 2006.  This revision represents 5.5% of our 2005 year end proven reserves.

The Future

2006 Capital Budget

We had initially budgeted capital expenditure of up to $25 million for 2006.  Our current expectation, however, is that capital spending will be considerably lower as a result of having focused on hostile take-over defense during the past quarter rather than exploration and development.  We are proceeding to license 7 wells (3 in southern Alberta and 4 in northeast British Columbia) for possible drilling this coming winter.

In the Siphon area, we have concluded a farm out on two sections of land to a third party that is committed to drill at least one well at 100% capital cost, to earn 60% if the well is successful.  The proposed location is in process of being surveyed with expectation that a well will spud later this calendar year.

Arctic Islands

We are continuing our contingent resource study over our Arctic Island properties.  At this time we are continuing to obtain seismic and other information to which we are entitled from Petro-Canada.

I and the entire Board want to express deep appreciation for the numerous expressions of encouragement and support which we have received from shareholders throughout the arduous take-over process of the last three months.  At the same time, we remind shareholders that the formal process is not yet over, and again urge shareholders to tender their shares to the Canadian Oil Sands Trust all cash US$13.10 per share bid prior to its expiry at 12:00 am midnight (Los Angeles time) on August 18, 2006.

 “John W.A. McDonald”

John W.A. McDonald

President and Chief Executive Officer

Canada Southern Petroleum Ltd.   |   3

Management's Discussion and Analysis

Management’s Discussion and Analysis should be read in conjunction with our unaudited interim consolidated financial statements and selected notes for the three and six months ended June 30, 2006 and 2005 and our audited consolidated financial statements and related notes for the year ended December 31, 2005.  The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in Canada.  A reconciliation of Canadian GAAP to U.S. GAAP is included in note 11 to our interim consolidated financial statements.  Unless otherwise noted, all amounts are stated in Canadian dollars, and sales volumes, production volumes and reserves are before royalties. The calculation of barrels of oil equivalent (“boe”) is based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil (“6:1”) to estimate relative energy content.  This conversion should be used with caution, particularly when used in isolation, since the 6 mcf:1 bbl ratio is based on an energy equivalency at the burner tip and does not represent the value equivalency at the well head.

This Discussion and Analysis includes references to financial measures commonly used in the oil and gas industry, such as funds from operations (expressed before changes in non-cash working capital) and funds from operations per share (using the weighted average shares outstanding consistent with the calculation of net income (loss) per share).  These financial measures are not defined by GAAP and therefore are referred to as non-GAAP measures.  The non-GAAP measures used by us may not be comparable to similar measures presented by other companies.  We use these non-GAAP measures to evaluate the performance of the Company.  The non-GAAP measures should not be considered an alternative to or more meaningful than net earnings, as determined in accordance with GAAP, as an indication of our performance.

This management discussion and analysis is dated as at August 10, 2006.

Overview

	Three months ended June 30,			Six months ended June 30,
($000s, except share amounts)	2006	2005	% Change	2006	2005	% Change

Petroleum and natural gas sales	3,882	4,114	(6)	7,862	7,391	6
Royalties	(550)	(574)	(4)	(1,044)	(1,053)	(1)
Lease operating costs	(825)	(807)	2	(1,434)	(1,500)	(4)
Transportation	(331)	(244)	36	(641)	(417)	54
Operating netback	2,176	2,488	(13)	4,743	4,421	7
Interest and other income	250	193	30	473	431	10
General and administrative	(2,576)	(772)	234	(3,401)	(1,409)	141
Foreign exchange gains (losses)	(153)	16	(1056)	(97)	37	(362)
Asset retirement expenditures	(1)	-	-	(3)	-	-
Current income tax recovery	183	1,079	(83)	183	1,079	(83)
Funds from operations (1)	(121)	3,004	(104)	1,898	4,559	(58)
Depletion and depreciation	(2,442)	(1,753)	39	(4,358)	(2,819)	55
Asset retirement obligations accretion	(75)	(67)	12	(150)	(133)	13
Future income tax recovery (expense)	1,050	40	2525	1,052	(130)	909
Asset retirement expenditures	1	-	-	3	-	-
Stock-based compensation	(70)	(78)	(10)	(167)	(223)	(25)
Net income (loss)	(1,657)	1,146	(245)	(1,722)	1,254	(237)

Funds from operations per share (1):
Basic ($)	(0.01)	0.21	(105)	0.13	0.32	(59)
Diluted ($)	(0.01)	0.21	(105)	0.13	0.31	(58)
Net income (loss) per share:
Basic ($)	(0.11)	0.08	(238)	(0.12)	0.09	(233)
Diluted ($)	(0.11)	0.08	(238)	(0.12)	0.09	(233)
Average number of shares outstanding (000s):
Basic	14,496	14,426	-	14,496	14,422	1
Diluted	14,496	14,528	-	14,496	14,497	-

 (1)

Funds from operations is a non-GAAP measure that does not have a standardized meaning as prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other oil and gas companies.  We consider it an important measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment.

	Three months ended June 30,			Six months ended June 30,
($000s)	2006	2005	% Change	2006	2005	% Change
Cash flow from operating activities (GAAP)	593	2,219	(73)	4,018	4,361	(8)
Change in non-cash working capital (GAAP)	(714)	785	(191)	(2,120)	198	(1171)
Funds from operations (non-GAAP)	(121)	3,004	(104)	1,898	4,559	(58)

  4   |   Canada Southern Petroleum Ltd.

Funds from (used in) Operations and Net Earnings (loss)

Funds from (used in) operations for the three months ended June 30, 2006 were ($121,000), compared to $3.0 million during the second quarter of 2005 and for the six months ended June 30, $1.9 million this year versus $4.6 million last year.  The decrease was mainly due to the costs incurred in defending against the unsolicited take-over offers of Petro-Canada and Canadian Superior Energy Inc. (CanSup) launched during the second quarter.

Funds from operations ($000s, except per share)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Funds from operations	(121)	3,004	(104)	1,898	4,559	(58)
Per share:
Basic ($)	(0.01)	0.21	(105)	0.13	0.32	(59)
Diluted ($)	(0.01)	0.21	(105)	0.13	0.31	(58)

Net Income (loss)

A net loss of $1.7 million was incurred for the three month period ended June 30, 2006, compared to net income of $1.1 million for the same period in 2005.  The decrease is mainly due to costs incurred in defending against the unsolicited take-over offers of Petro-Canada and CanSup launched during the second quarter.  Higher depletion charges also contributed to the net loss during the quarter.

For the six months ended June 30, 2006, take-over defense costs and higher depletion were the major contributors to the net loss of $1.7 million, compared to the net income of $1.3 million in the same period last year.

Net income (loss) ($000s, except per share)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Net income (loss)	(1,657)	1,146	(245)	(1,722)	1,254	(237)
Per share:
Basic ($)	(0.11)	0.08	(238)	(0.12)	0.09	(233)
Diluted ($)	(0.11)	0.08	(238)	(0.12)	0.09	(233)

Petroleum and natural gas sales

Sales volumes		Three months ended June 30,			Six months ended June 30,
		2006	2005	% Change	2006	2005	% Change
Natural gas
Working interest	mcf/d	6,767	6,489	4	6,181	5,691	9
Royalty interest	mcf/d	306	402	(24)	334	436	(24)
Total natural gas	mcf/d	7,073	6,891	3	6,515	6,127	6
Petroleum and natural gas liquids	bbl/d	32	28	13	32	32	-
Combined (6:1)	boe/d	1,210	1,176	3	1,118	1,053	6

Sales volumes, on a boe basis, increased to 1,210 boe per day during the second quarter of 2006 up 3% from the 1,176 boe per day average in the second quarter of 2005.

Year to date sales volumes, on a boe basis, increased 6 percent to 1,118 boe per day when compared with the 1,053 for the comparable period in 2005.  The increase resulted from six full months of Kotaneelee production in 2006 compared with only 2 months’ production in the first half of 2005, together with new production from three wells tied in at Buick Creek and Mike/Hazel during the first quarter of 2006.  These new wells more than offset production declines in our other properties.

Canada Southern Petroleum Ltd.   |   5

Kotaneelee field production averaged 653 boe/d for the second quarter of 2006, compared to 656 boe/d and 703 boe/d for the first quarter of this year and the fourth quarter of last year respectively.  Our average net natural gas sales from Kotaneelee during the second quarter of 2006 were 3.9 mmcf/d, or approximately 54% of our total natural gas sales, which compares to 65% of total natural gas sales during the first quarter of 2006 and 70% in the fourth quarter of last year.  This decreasing reliance on Kotaneelee was a result of new production brought on during the year at Buick Creek and Mike/Hazel.

During the first quarter of 2006, we brought our two new operated wells at Mike/Hazel on stream.  Second quarter production from these wells averaged 86 boe/d as compared with 30 boe/day during the first quarter.  On April 1, 2006, we brought our 100% interest Buick Creek d-60-C well on stream and the well is currently producing approximately 0.75 mmcf/d (125 boe/d).

During the third quarter of 2006 we expect production volumes to be negatively impacted due to a scheduled turnaround at the third party Duke Fort Nelson Gas Plant.  As a result of the plant turnaround, production from Kotaneelee and Clarke Lake were restricted during the majority of the month of July 2006, where average production from Kotaneelee is estimated to be down by approximately 75%.  This is expected to result in our total third quarter production to be below 1,000 boe/d.  The turnaround was completed on July 31, 2006 and Kotaneelee recommenced unrestricted production accordingly.

Notwithstanding that the Kotaneelee L-38 well continued to produce at a steady gross production rate of approximately 17 mmcf/d with little water during its first year on-stream, during the second quarter the well has started to experience increasing water production and as a result, a decline in production.  It is possible that the increase in water production could continue to reduce the production capability of this well.

Revenues ($000s)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Natural gas
Working interest	3,520	3,738	(6)	7,114	6,612	8
Royalty interest	161	253	(36)	384	512	(25)
Total natural gas	3,681	3,991	(8)	7,498	7,124	5
Petroleum and natural gas liquids	201	123	63	364	267	36
Total	3,882	4,114	(6)	7,862	7,391	6

Our gross revenue from the sale of petroleum and natural gas in the second quarter of 2006 was down 6% over the second quarter last year due to weakening of natural gas prices.

Average Sales Prices		Three months ended June 30,			Six months ended June 30,
		2006	2005	% Change	2006	2005	% Change
Natural gas
Working interest	$/mcf	5.71	6.33	(10)	6.36	6.42	(1)
Royalty interest	$/mcf	5.79	6.91	(16)	6.34	6.48	(2)
Total natural gas	$/mcf	5.72	6.36	(10)	6.37	6.42	(1)
Petroleum and natural gas liquids	$/bbl	70.16	48.48	45	63.30	45.79	38
Combined (6:1)	$/boe	35.25	38.43	(8)	38.93	38.77	-

The overall average price we received from the sale of our oil and natural gas products in the second quarter of 2006 was down 8% over the average price we received in the second quarter last year.  Natural gas prices averaged $5.72 per mcf during the second quarter this year, coming off of the highs experienced in the fourth quarter of last year, where we averaged $11.33 per mcf, and 10% lower than the $6.36 per mcf average experienced during the second quarter of 2005.

Average natural gas prices for the six months ended June 30, 2006 approximated the average received in the comparable period last year.

  6   |   Canada Southern Petroleum Ltd.

Our average price received for crude oil and natural gas liquids during the second quarter of 2006 was $70.16 per barrel which was 45% higher than the second quarter last year.  Year to date oil and natural gas prices were 38% higher than the prior year comparative.  As most of our production is natural gas the increase in oil prices had little impact on our results.

Royalties

($000s)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Crown royalties	491	460	7	869	832	5
Freehold and GORR	59	115	(48)	175	221	(21)
Total	550	574	(4)	1,044	1,053	(1)
As % of working interest revenues	15%	15%	-	14%	15%	(10)

Current year total royalties and royalties as a percentage of gross revenues remained consistent with those reported in both the comparable periods last year.

Lease Operating Costs

($000s, except per boe)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Lease operating costs	825	807	2	1,434	1,500	(4)
Per working interest boe ($)	7.82	7.99	(2)	7.46	8.45	(12)

Lease operating costs were similar during the three months ending June 30, 2006 as compared to the same period in 2005.  Lease operating costs were down during the six month period ended June 30, 2006 mainly due to chemical costs that were incurred in the first quarter last year but were not incurred during the first quarter this year.

Transportation

($000s, except per boe)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Transportation	331	244	36	641	417	54
Per working interest boe ($)	3.14	2.43	29	3.33	2.35	42

Transportation costs for the three months ended June 30, 2006 increased significantly over the same period last year due to increased transportation rates, effective with the new contract year beginning November 1, 2005, as well as the addition of transportation costs for those of our properties where we began marketing our own gas in the second half of 2005.

Operating Netbacks

($/boe)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Petroleum and natural gas sales	35.24	38.44	(8)	38.87	38.77	-
Royalties	(4.99)	(5.37)	(7)	(5.16)	(5.52)	(7)
Net revenues	30.25	33.07	(9)	33.71	33.25	1
Lease operating costs	(7.49)	(7.54)	(1)	(7.09)	(7.87)	(10)
Transportation	(3.01)	(2.29)	31	(3.17)	(2.19)	45
Operating netback	19.75	23.24	(15)	23.45	23.19	1

Canada Southern Petroleum Ltd.   |   7

Operating netbacks were lower for the three months ended June 30, 2006, when compared to the same quarter last year, due mainly to the decrease in commodity prices.  A $3.20 decrease in the average price per boe received during the quarter, combined with an increase in the transportation rate, translated into a $3.49 decrease in the operating netback.

Operating netbacks for the six-month period in 2006 were similar with that experienced in the comparable period in 2005.

Interest and other income

($000s)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Interest income	238	188	27	443	418	6
Other	13	5	175	29	13	128
Total	251	193	30	473	431	10

Interest and other income increased 30% in the second quarter of 2006 and 10% in the six month period compared to the same periods in 2005 due mainly to the increase in interest yield earned on our investments in marketable securities.

General and Administrative

($000s, except per boe)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
General and administrative	2,576	772	234	3,401	1,409	141

General and administrative costs (“G&A”), inclusive of legal expenses, were up 234% in the second quarter of this year compared to last year.  This resulted mainly from $1.6 million for legal, financial advisor, and communications costs related to the process to defend against the two unsolicited take-over attempts commenced earlier this year, and the process to solicit a higher bid to maximize shareholder value.

Six month period comparative G&A costs were up 141%, again mainly due to the take-over defense related costs incurred in the second quarter of 2006.  We also experienced higher auditing costs, including joint venture audit costs incurred in our audit of the Kotaneelee operator, higher consulting costs incurred in relation to our SOX 404 compliance project as well as consulting costs relating to our Arctic Islands contingent resource study.

Looking ahead, G&A costs are expected to be elevated until the value maximizing process is complete.  We also expect consulting costs relating to our Arctic Islands contingent resource study to continue to increase G&A.

No general and administrative expenses were capitalized during either year-to-date 2006 or 2005.

Depletion and Depreciation

($000s, except per boe)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Depletion and depreciation	2,442	1,753	39	4,358	2,819	55
Per working interest boe ($)	22.17	16.37	35	21.54	14.78	46

Depletion and depreciation expense increased 39% in the second quarter of 2006 to $2.4 million from $1.8 million in the same period of 2005, mostly due to the inclusion of Kotaneelee L-38 capital costs in the depletable base for only a portion of the second quarter of 2005.  Until such time as the well was placed on production, in May 2005, the well was

  8   |   Canada Southern Petroleum Ltd.

considered a major development project and the capital costs associated with the project were excluded from the depletable base.

Depletion and depreciation costs for the six months ended June 30, 2006 were up significantly by 55% as compared with the comparative period in 2005.

Asset Retirement Obligations Accretion

Asset retirement obligations accretion expense for the second quarter of 2006 was $75,000 compared with $67,000 for the second quarter of 2005.

For the six month period, asset retirement obligations accretion expense was $150,000 as compared to $133,000 in the prior year comparative.  The increase in the expense compared to last year relates to the inclusion of estimated retirement costs for the Kotaneelee L-38 well and the new wells at Mike/Hazel and Buick Creek.

Stock-based Compensation

Stock-based compensation expense for the second quarter ended June 30, 2006 was $70,000, down 10%, compared to $78,000 for the same period in 2005.  Comparable stock-based compensation expense for the six month period was $167,000 versus $223,000, down 25%, when compared with the prior year.  The decrease is due to the number, timing and vesting of stock options granted during the respective quarters.

Foreign Exchange

A foreign exchange loss of $153,000 was recorded in the second quarter of 2006, compared to a gain of $16,000 in the second quarter last year on our U.S. dollar investments.

Foreign exchange losses of $97,000 were experienced for the six month period ended June 30, 2006 as compared with a gain of $37,000 in the comparable period in 2005.

With the relative volatility between the U.S and Canadian dollar, we expect to record further foreign exchange gains or losses in the future, but cannot predict either with certainty.  The value of the Canadian dollar was U.S. $.8139 at June 30, 2005 compared to U.S. $.8927 at June 30, 2006 and U.S. $0.8902 on August 8, 2006.

Income Taxes

An income tax recovery of $1,223,000 was recognized in the second quarter of 2006 as compared to $1,119,000 in the second quarter of 2005.  Included in the income tax recovery for the second quarter of 2006 was $1,050,000 and $183,000 of future and current income taxes, respectively.  The future income tax provision in 2006 was 36% of the pre-tax net loss.  The current income tax recovery was a result of our review and revision to a prior years’ income tax return.

For the six month period ended June 30 the income tax recovery was $1,235,000 as compared with a $949,000 recovery in the comparable period in 2005.  Included in the income tax recovery for the six months ended June 30, 2006 was $1,052,000 and $183,000 of future and current income taxes, respectively.  Our effective tax rate for the six months of 2006 was 36%.  The current income tax recovery was a result of our review and revision to a prior years’ income tax return

Liquidity and Capital Resources

The oil and gas business is inherently risky and capital intensive and can require significant capital and cash resources to expand by growing reserves, production and cash flow.  Our strong financial position relative to most of our peers provides us with the ability to withstand volatile natural gas prices and to be able to capitalize on opportunities when they become available.  At June 30, 2006, we had no bank debt and approximately $22 million of cash and cash equivalents.  These funds are expected to be used for oil and gas exploration and development activities and for general corporate purposes.

Canada Southern Petroleum Ltd.   |   9

Cash flow provided from operating activities during the first six months of 2006 was $4.0 million compared to $4.3 million during the comparable period in 2005.

($000s)
Funds from operations	1,898
Net changes in accounts receivable and other	990
Net changes in current liabilities	1,130
Cash flow from operating activities	4,018

Our current cash flow from oil and gas operations is mainly derived from the Kotaneelee field.  Net field level receipts from Kotaneelee represented approximately 47% of our total net field receipts for the quarter ended June 30, 2006, compared to 71% in the same period of 2005.  Our long term strategy to diversify the sources of our cash flow is starting to show results.

Notwithstanding that the Kotaneelee L-38 well continued to produce at a steady gross production rate of approximately 17 mmcf/d with little water during its first year on-stream, during the second quarter the well has started to experience increasing water production and as a result, a decline in production.  It is possible that the increase in water production could continue to reduce the production capability of this well.

In January 2006, the operator at Kotaneelee implemented certain production optimization techniques in an attempt to reduce the production declines at B-38 and I-48.  They were successful in temporarily arresting the decline at B-38 where gross production increased from 600 mcf/d at the end of January 2006 to a peak of 2,000 mcf/d in April 2006.  Subsequently B-38 production has begun declining again and, at the end of June 2006, was producing 1,700 mcf/d.  At I-48 however, the well is no longer capable of economic production from the Nahanni Formation and was shut-in during mid-June 2006.

In an effort to address the risks associated with our dependence on Kotaneelee production, we have directed considerable resources toward other areas with the objective of diversifying our cash flow, production, and proven reserve base.  This includes evaluating and acquiring new mineral leases in areas of interest, acquisition of either trade or proprietary 2-D and 3-D seismic and evaluating certain asset and corporate acquisitions.  Given the high cost of acquiring smaller competitors and their related reserves in current market conditions, we have concentrated our attention on reserves growth through exploration and development.

Our northeast British Columbia properties are not as risky as Kotaneelee, but cannot be considered low risk due to depth of drilling, limited period of access to surface locations, and related costs.

During the quarter ended June 30, 2006, we expended $102,000 on capital additions as summarized below:

Capital Expenditures ($000s)	Three months ended June 30,			Six months ended June 30,
	2006	2005	% Change	2006	2005	% Change
Land and acquisitions	53	225	(76)	422	1,567	(73)
Geological and geophysical	-	329	(100)	308	703	(56)
Drilling and completion	(21)	2,702	(101)	1,615	10,640	(85)
Facilities and equipment	56	1,798	(97)	2,098	2,012	4
Other	14	1	1064	20	17	23
Total capital expenditures	102	5,056	(98)	4,463	14,939	(70)
Dispositions	-	-	-	-	-	-
Net capital expenditures	102	5,056	(98)	4,463	14,939	(70)

The potential for significant cost overruns exists in the oil and gas industry, especially in the current environment where high demand for services has been experienced during the last two years.

We expect the remainder of our 2006 capital expenditure budget of $25 million, if expended, to be funded by internally generated cash flows and current cash on hand.

  10   |   Canada Southern Petroleum Ltd.

A significant portion of our capital resources is cash and until such time that these funds are required for our capital expenditures, acquisitions or operations, they are invested in short term investments.

We utilize the guidance provided from the Dominion Bond Rating Service Limited (“DBRS”) Commercial Paper and Short Term Rating Scale in evaluating our investments.  DBRS is one of the benchmark rating services for money market securities in Canada (as are Standard & Poor’s and Moody’s in the U.S.).  This rating scale is meant to give an indication of the risk that the borrower will not fulfill its repayment obligations in a timely manner.  DBRS utilizes three main classifications of investment quality; “R-1” (prime credit quality), “R-2” (adequate credit quality), and “R-3” (speculative).  Within each main classification, DBRS uses subset grades to designate the relative standing of credit within the particular category (“high”, “mid” or “low”).  As an example, Government of Canada guaranteed investments earn an “R-1 high” rating.

To ensure capital preservation, our current policy mandates that we invest in products with a minimum investment grade of R-1 low.  Given that credit ratings can change rapidly in today’s economy, our current practice is to invest in a particular investment for periods of no longer than 90 days.  As a result of the strategy to select high quality investments in combination with short terms to maturity, we expect to hold the investments to maturity, and realize full maturity value.

Additional information

Additional information relating to Canada Southern may be found on our website at www.cansopet.com, on the Canadian Securities Administrators’ website at www.sedar.com and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov.

This document contains certain forward-looking statements relating, but not limited, to operations, financial performance, business prospects and strategies of the Company.  Forward-looking information typically contains statements with words such as "anticipate", "believe", "expect", "plan", "intend" or similar words suggesting future outcomes or statements regarding an outlook on, without limitation, commodity prices, estimates of future production, the estimated amounts and timing of capital expenditures, anticipated future debt levels and royalty rates, or other expectations, beliefs, plans, objectives, assumptions or statements about future events or performance.

Shareholders are cautioned not to place undue reliance on forward-looking information.  By its nature, forward-looking information of the Company involves numerous assumptions, inherent risks and uncertainties both general and specific that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur.  These factors include, but are not limited to: the likelihood and timing of the completion of the offer by Canadian Oil Sands to acquire the Company; the pricing of natural gas and oil; the effects of competition and pricing pressures; risks and uncertainties involving the geology of natural gas and oil; operational risks in exploring for, developing and producing natural gas and oil; the uncertainty of estimates and projections relating to production, costs and expenses; the significant costs associated with the exploration and development of the properties on which the Company has interests, particularly the Arctic Islands and Kotaneelee field; shifts in market demands; risks inherent in the Company's marketing operations; industry overcapacity; the strength of the Canadian economy in general; currency and interest rate fluctuations; general global and economic and business conditions; changes in business strategies; potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserves estimates; various events which could disrupt operations, including severe weather conditions, technological changes, our anticipation of and success in managing the above risks; potential increases in maintenance expenditures; changes in laws and regulations, including trade, fiscal, environmental and regulatory laws; and health, safety and environmental risks that may affect projected reserves and resources and anticipated earnings or assets.  See also the information set forth under the heading "Information Concerning the Oil and Natural Gas Industry" in our 2005 Annual Information Form.  Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions that the reserves described can be profitably produced in the future.

We caution that the foregoing list of important factors is not exhaustive.  We undertake no obligation to update publicly or revise the forward-looking information provided in this document, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting this information.

Canada Southern Petroleum Ltd.   |   11

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED BALANCE SHEETS

(in Canadian dollars)

(unaudited)

	Note	June 30, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	2	$ 22,361,539	$ 23,704,819
Accounts receivable		1,946,900	3,058,252
Other assets		1,098,462	976,632
		25,406,901	27,739,703

Oil and gas properties and equipment	3	34,228,021	34,059,467

Total assets		$ 59,634,922	$ 61,799,170

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable		$ 1,472,908	$ 1,915,808
Accrued liabilities		2,041,519	1,366,467
		3,514,427	3,282,275

Future income tax liability		2,687,864	3,739,864
Asset retirement obligations	4	3,351,555	3,141,115
		9,553,846	10,163,254

Commitments and Contingencies	10

Shareholders’ equity
Share capital	5	15,152,207	15,152,207
Contributed surplus	5	29,434,612	29,267,655
Retained earnings		5,494,257	7,216,054
		50,081,076	51,635,916

Total liabilities and shareholders’ equity		$ 59,634,922	$ 61,799,170

See accompanying notes.

  12   |   Canada Southern Petroleum Ltd.

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

AND RETAINED EARNINGS

(in Canadian dollars)

(unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2006	2005	2006	2005

Revenues
Petroleum and natural gas sales		$ 3,882,045	$ 4,113,981	$ 7,862,092	$ 7,391,646
Royalties		(550,200)	(574,452)	(1,044,347)	(1,053,155)
		3,331,845	3,539,529	6,817,745	6,338,491
Interest and other income		250,610	192,710	473,698	430,586
		3,582,455	3,732,239	7,291,443	6,769,077

Expenses
Lease operating costs		825,068	807,333	1,434,109	1,500,304
Transportation		331,237	244,228	640,647	416,767
General and administrative		2,575,697	771,952	3,401,374	1,408,991
Depletion and depreciation		2,442,000	1,753,000	4,358,000	2,819,000
Asset retirement obligations accretion	4	75,000	67,300	150,000	133,300
Stock-based compensation	5	70,086	78,200	166,957	223,050
Foreign exchange losses (gains)		153,382	(16,415)	97,153	(37,138)
		6,472,470	3,705,598	10,248,240	6,464,274
Income (loss) before income taxes		(2,890,015)	26,641	(2,956,797)	304,803

Income tax recovery	6	1,233,000	1,119,029	1,235,000	949,029
Net income (loss)		(1,657,015)	1,145,670	(1,721,797)	1,253,832

Retained earnings – beginning of period		7,151,272	3,765,799	7,216,054	3,657,637
Retained earnings – end of period		$ 5,494,257	$ 4,911,469	$ 5,494,257	$ 4,911,469

Net income (loss) per share:	7
Basic		$ (0.11)	$ 0.08	$ (0.12)	$ 0.09
Diluted		$ (0.11)	$ 0.08	$ (0.12)	$ 0.09

Average number of shares outstanding:
Basic		14,496,165	14,425,542	14,496,165	14,421,677
Diluted		14,496,165	14,527,920	14,496,165	14,496,540

See accompanying notes.

Canada Southern Petroleum Ltd.   |   13

CANADA SOUTHERN PETROLEUM LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in Canadian dollars)

(unaudited)

		Three months ended June 30,		Six months ended June 30,
	Note	2006	2005	2006	2005

Cash flow from operating activities:
Net income (loss)		$ (1,657,015)	$ 1,145,670	$ (1,721,797)	$ 1,253,832
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depletion and depreciation		2,442,000	1,753,000	4,358,000	2,819,000
Asset retirement obligations accretion		75,000	67,300	150,000	133,300
Asset retirement expenditures	4	(1,222)	(148)	(3,006)	(404)
Stock-based compensation		70,086	78,200	166,957	223,050
Future income tax expense (recovery)		(1,050,000)	(40,000)	(1,052,000)	130,000
Funds from (used in) operations		(121,151)	3,004,022	1,898,154	4,558,778

Change in non-cash working capital	8	713,853	(784,667)	2,120,167	(197,138)
		592,702	2,219,355	4,018,321	4,361,640

Cash flow used in investing activities:
Additions to oil and gas properties and equipment		(101,910)	(5,055,750)	(4,463,108)	(14,938,556)
Change in non-cash working capital	8	(2,003,864)	(4,126,209)	(898,493)	(1,789,525)
		(2,105,774)	(9,181,959)	(5,361,601)	(16,728,081)

Cash flow from financing activities:
Exercise of stock options	5	-	272,792	-	272,792
		-	272,792	-	272,792

Decrease in cash and cash equivalents		(1,513,072)	(6,689,812)	(1,343,280)	(12,093,649)

Cash and cash equivalents - beginning of period		23,874,611	33,949,880	23,704,819	39,353,717
Cash and cash equivalents - end of period	2	$ 22,361,539	$ 27,260,068	$ 22,361,539	$ 27,260,068

See accompanying notes.

  14   |   Canada Southern Petroleum Ltd.

Notes to the Consolidated Financial Statements

Three and six months ended June 30, 2006 and 2005

(in Canadian dollars)

(unaudited)

1.

Summary of significant accounting policies

Significant accounting policies and basis of presentation

The accompanying unaudited interim consolidated financial statements, including the accounts of Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) and its wholly-owned subsidiaries, Canpet Inc. and C.S. Petroleum Limited, have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These financial statements have been prepared following the same accounting policies and methods of computation as the annual audited consolidated financial statements for the year ended December 31, 2005.  The effect of differences between these principles and accounting principles generally accepted in the United States (“U.S. GAAP”) is discussed in Note 11.  Certain information and disclosures normally required to be included in the notes to the annual consolidated financial statements have been omitted or condensed.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in the Company’s annual report for the year ended December 31, 2005.

Comparative figures

Certain figures presented for comparative purposes have been reclassified to conform to the current period’s financial statement presentation.

2.

Cash and cash equivalents

Canada Southern considers all highly liquid short-term investments with maturities of three months or less from the date of acquisition to be cash equivalents.  Cash equivalents are carried at cost, which approximates market value due to their short term nature.

	June 30, 2006	December 31, 2005
Cash	$ 650,433	$ 213,806
Canadian marketable securities (yield: 2006 – 4.4%; 2005 – 3.3%)	18,799,256	20,818,947
U.S. marketable securities (yield: 2006 – 5.2%; 2005 – 4.3%)	2,911,850	2,672,066
Total	$ 22,361,539	$ 23,704,819

Canada Southern Petroleum Ltd.   |   15

3.

Oil and gas properties and equipment

The following tables provide the detail of oil and gas properties and equipment at June 30, 2006 and December 31, 2005:

	Cost	Accumulated Depletion and Depreciation	Net Book Value

Balance, June 30, 2006
Oil and gas properties (Canada)	$ 64,796,223	$ 30,702,766	$ 34,093,457
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	66,115,441	32,021,984	34,093,457
Office equipment	286,918	152,354	134,564
	$ 66,402,359	$ 32,174,338	$ 34,228,021

Balance, December 31, 2005
Oil and gas properties (Canada)	$ 60,290,155	$ 26,356,767	$ 33,933,388
Oil and gas properties (U.S.)	1,319,218	1,319,218	-
	61,609,373	27,675,985	33,933,388
Office equipment	266,430	140,351	126,079
	$ 61,875,803	$ 27,816,336	$ 34,059,467

As at June 30, 2006, there were $3,218,909 (December 31, 2005 – $2,908,201) of oil and gas properties and equipment relating to unproved properties which have been excluded from the depletion calculation.

During the first six months of 2006 and 2005, no indirect general and administrative expenses were capitalized.

4.

Asset retirement obligations

	June 30, 2006	December 31, 2005

Balance – beginning of period	$ 3,141,115	$ 2,675,743
Liabilities incurred	63,446	420,042
Accretion	150,000	256,000
Changes in estimate	-	(203,000)
Asset retirement expenditures	(3,006)	(7,670)
Balance – end of period	$ 3,351,555	$ 3,141,115

The total undiscounted amount of the cash flows required to settle the Company’s asset retirement obligations is estimated to be $4.6 million.

The estimated asset retirement obligations are based upon the Company’s net ownership interest in each well and facility, estimated costs to abandon and reclaim those wells and facilities, and the anticipated timing of such expenditures.

The estimated cash flows have been discounted using credit-adjusted risk-free interest rates ranging from 5.5% to 11%.  These payments are expected to be incurred between the years 2007 and 2024.

  16   |   Canada Southern Petroleum Ltd.

5.

Share capital

Authorized

Unlimited common shares

Unlimited first preferred shares

Unlimited second preferred shares

Issued

Common shares	Number of Shares	Share Capital	Contributed Surplus
Outstanding at December 31, 2004	14,417,770	$ 14,417,770	$ 29,014,151
Stock-based compensation	-	-	511,449
Issued on exercise of options	78,395	476,492	-
Transfer from contributed surplus on exercise of options	-	257,945	(257,945)
Outstanding at December 31, 2005	14,496,165	15,152,207	29,267,655
Stock-based compensation	-	-	166,957
Outstanding at June 30, 2006	14,496,165	$ 15,152,207	$ 29,434,612

Stock options

Under the terms of Canada Southern’s 1985, 1992 and 1998 stock option plans, Canada Southern is authorized to grant options to purchase common shares at prices based on the market price of the shares as determined on the date of the grant.  The options are normally issued for a period of five years from the date of grant.  Vesting provisions vary for each grant and are determined at the date of grant.  In connection with the tender offers for the Company’s  stock, the Board of Directors accelerated the timing of all unvested stock options, specifically and only for the purpose of tendering those options to an offer.

There were no stock option transactions for the six months ended June 30, 2006.

As at June 30, 2006, there were 262,834 common shares reserved for future issuance under the stock option plans.

The following table summarizes information about stock options outstanding at June 30, 2006:

Ranges of Exercise Prices	Number Outstanding	Weighted Average Remaining Term (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercisable Price
$ 5.50 to 5.99	45,000	3.2	$ 5.94	45,000	$ 5.94
$ 6.00 to 6.49	100,000	2.8	6.21	100,000	6.21
$ 6.50 to 6.99	201,605	2.1	6.76	144,939	6.85
$ 7.53	100,000	0.5	7.53	100,000	7.53
$ 8.17	50,000	4.0	8.17	16,667	8.17
$ 8.64	60,000	3.5	8.64	39,998	8.64
$ 5.50 to 8.64	556,605	2.4	$ 7.06	446,604	$ 6.98

As at August 8, 2006, there were 14,496,165 common shares and 556,605 stock options outstanding.

Canada Southern Petroleum Ltd.   |   17

6.

Income taxes

The following table outlines the income tax provision for the periods:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Income taxes recovery (expense):
Future	$ 1,050,000	$ 40,000	$ 1,052,000	$ (130,000)
Current	183,000	1,079,029	183,000	1,079,029
	$ 1,233,000	$ 1,119,029	$ 1,235,000	$ 949,029

Included in the future income tax benefit for the three and six month periods ended June 30, 2006 is $300,000 related to future income tax rate reductions.

The $1.1 million recovery of current income taxes in the prior year periods stems mainly from the one-time recognition of a Notice of Reassessment from Canada Revenue Agency received during the second quarter of 2005.  In 2003, the Company re-filed income tax returns for the taxation years of 1994 to 2002 inclusive, which resulted in a Canada Revenue Agency audit and ultimately the recovery of current income taxes.

7.

Net income (loss) per share

The following table outlines the calculation of basic and diluted net income (loss) per share using the treasury stock method:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net income (loss)	$ (1,657,015)	$ 1,145,670	$ (1,721,797)	$ 1,253,832

Weighted average common shares outstanding	14,496,165	14,425,542	14,496,165	14,421,677
Effect of dilutive stock options	-	102,378	-	74,863
	14,496,165	14,527,920	14,496,165	14,496,540

Basic net income (loss) per share	$ (0.11)	$ 0.08	$ (0.12)	$ 0.09
Diluted net income (loss) per share	$ (0.11)	$ 0.08	$ (0.12)	$ 0.09

8.

Supplemental disclosure of cash flow information

Changes in non-cash working capital were as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Decrease (increase) in non-cash working capital:
Accounts receivable	$ (358,106)	$ (123,475)	$ 1,111,352	$ 736,582
Other assets	(155,332)	(362,529)	(121,830)	(425,573)
Accounts payable	(392,210)	(3,295,948)	(442,900)	(1,285,095)
Accrued liabilities	(384,363)	(437,505)	675,052	3,842
Accrued income taxes payable	-	(691,419)	-	(1,016,419)
Net change in non-cash working capital	$ (1,290,011)	$ (4,910,876)	$ 1,221,674	$ (1,986,663)
Relating to:
Operating activities	$ 713,853	$ (784,667)	$ 2,120,167	$ (197,138)
Investing activities	(2,003,864)	(4,126,209)	(898,493)	(1,789,525)
	$ (1,290,011)	$ (4,910,876)	$ 1,221,674	$ (1,986,663)

  18   |   Canada Southern Petroleum Ltd.

Other cash flow information:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
Cash interest paid	$ 1,514	$ 1,092	$ 2,156	$ 1,376
Cash taxes paid	$ -	$ -	$ -	$ 325,000

9.

General and Administrative costs

General and administrative costs for the period were as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

General and administrative costs	$ 921,917	$ 699,658	$ 1,731,752	$ 1,275,832
Legal costs	86,314	72,294	102,156	133,159
Take-over defense costs	1,567,466	-	1,567,466	-
Total	$ 2,575,697	$ 771,952	$ 3,401,374	$ 1,408,991

Take-over defense costs for the second quarter and year to date periods include legal, financial advisor, communications, and other costs.

10.

Commitments and Contingencies

In connection with the pre-acquisition agreement between Canada Southern Petroleum Ltd. and Canadian Oil Sands, as amended, termination fees of up to U.S.$7.888 million would be payable to Canadian Oil Sands on the occurrence of certain events.

In connection with the engagement of a financial advisor to assist the Company in maximizing shareholder value, success fees would be paid upon completion of a sale of the Company.  The possible fees are customary for transactions of this type and size.

In connection with an unsolicited take-over offer, the Company adopted a retention plan for its employees and consultants in an effort to retain them during the period of high demand and uncertainty.  In connection with this plan $322,345 became due and payable by the Company on August 1, 2006.

Canada Southern Petroleum Ltd.   |   19

11.

U. S. GAAP differences

In the three and six months ended June 30, 2006 and 2005 there were no Canadian/U.S. GAAP differences impacting the Company’s net income (loss) or net income (loss) per share.  The following table reconciles other comprehensive income:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net income (loss) – Canadian and U.S. GAAP	$ (1,657,015)	$ 1,145,670	$ (1,721,797)	$ 1,253,832
Change in value of available for sale securities (a)	32,360	(29,883)	54,874	(9,454)
Other comprehensive income (loss)	$ (1,625,655)	$ 1,115,787	$ (1,666,923)	$ 1,244,378

The balance sheet information for the Canadian and U.S. GAAP differences is summarized in the table below:

	June 30, 2006		December 31, 2005
	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP

Current assets (a)	$25,406,901	$ 25,534,726	$ 27,739,703	$ 27,797,177
Oil and gas properties and equipment (b)	34,228,021	34,228,021	34,059,467	34,059,467
	$ 59,634,922	$ 59,762,747	$ 61,799,170	$ 61,856,644

Current liabilities	$ 3,514,427	$ 3,514,427	$ 3,282,275	$ 3,282,275
Future income tax liability (a)	2,687,864	2,703,341	3,739,864	3,733,162
Asset retirement obligations	3,351,555	3,351,555	3,141,115	3,141,115
Share capital and contributed surplus	44,586,819	44,586,819	44,419,862	44,419,862
Retained earnings	5,494,257	5,494,257	7,216,054	7,216,054
Accumulated other comprehensive income (a)	-	112,348	-	64,176
	$ 59,634,922	$ 59,762,747	$ 61,799,170	$ 61,856,644

 (a)

Other comprehensive income

The Company holds shares in a company listed on the London Stock Exchange with a fair market value of $127,825 (December 31, 2005 - $57,474) and a carrying value of $1.00.  Under U.S. GAAP, the shares would be classified as available-for-sale securities and recorded at fair value at June 30, 2006.  This would result in other comprehensive income for the three and six month periods ended June 30, 2006 and 2005.  In addition, the balance sheet would reflect Marketable Securities in the amount of $127,825 (December 31, 2005 - $57,474) with a corresponding credit of $112,348 (December 31, 2005 – $64,176) to Shareholders’ Equity – Accumulated other comprehensive income in the same amount.  The difference is an adjustment to Future Income Tax Liability of ($15,477) (December 31, 2005 – $6,702).

(b) U.S. Ceiling Test

Based on June 30, 2006 pricing, the U.S. ceiling test indicated that an impairment of oil and gas properties and equipment exists, however there was a recovery of natural gas prices subsequent to the period end.  Using natural gas pricing as at July 31, 2006, no impairment was found to exist, and no impairment was recorded for U.S. GAAP.

  20   |   Canada Southern Petroleum Ltd.

Corporate Information

Directors
Richard C. McGinity (1) (2) (4) School Street Capital Group Crowheart, Wyoming
Donald E. Foulkes (1) (2) (3) (4) AltaCanada Energy Corp. Calgary, Alberta
Myron F. Kanik (1) (2) (3) (4) Kanik & Associates Ltd. Calgary, Alberta
Raymond P. Cej (1) (2) (3) (4) BA Energy Inc. Calgary, Alberta
John W.A. McDonald Canada Southern Petroleum Ltd. Calgary, Alberta

(1) Member of the Audit Committee
(2) Member of the Corporate Governance and Nominating Committee
(3) Member of the Operations Committee
(4) Member of the Compensation Committee
Officers
John W.A. McDonald President & Chief Executive Officer
Randy L. Denecky Vice President Finance & Chief Financial Officer
Patrick C. Finnerty Corporate Secretary

Head Office
250, 706 – 7th Avenue SW Calgary, AB T2P 0Z1 Tel: (403) 269-7741 Fax: (403) 261-5667 Email: info@cansopet.com
Website
www.cansopet.com
Auditors
Ernst & Young LLP Suite 1000, Ernst & Young Tower 440 – 2nd Avenue SW Calgary, AB T2P 5E9 www.ey.ca
Legal Counsel
Canada Blake, Cassels & Graydon LLP Suite 3500, East Tower, Bankers Hall 855 – 2nd Street SW Calgary, AB T2P 4J8
United States Murtha Cullina LLP 29th Floor, City Place I 185 Asylum Street Hartford, CT 06103-3469
Evaluation Engineers
GLJ Petroleum Consultants Ltd. 4100, 400 – 3rd Avenue SW Calgary, AB T2P 4H2
Stock Transfer Agent
American Stock Transfer & Trust 59 Maiden Lane New York, NY 10038 Tel: (800) 937-5449
Stock Exchange Listing
NASDAQ: CSPLF The Toronto Stock Exchange: CSW

Abbreviations
bbl	barrels
bbl/d	barrels per day
mbbl	1,000 barrels
boe	barrels of oil equivalent (6:1)
boe/d	barrels of oil equivalent per day (6:1)
mboe	1,000 Barrels of oil equivalent (6:1)
mcf	1,000 cubic feet
mcf/d	1,000 cubic feet per day
mmcf	1,000,000 cubic feet
mmcf/d	1,000,000 cubic feet per day
bcf	billion cubic feet
NGL	natural gas liquids

Endnotes

For the period ending June 30, 2006

Q2

Canada Southern Petroleum Ltd.   |   21